

NAPCO
SECURITY SYSTEMS, INC.

Annual Report 2003



INNOVATIVE PRODUCTS AND SOLUTIONS FOR A
SECURITY-FOCUSED WORLD

NAPCO Security Systems, Inc. (Nasdaq: NSSC)

The Company is the world's most diversified manufacturer of security products, encompassing burglar and fire alarms, building access control systems and electronic locking devices. Sold and installed by tens of thousands of security professionals, products from the NAPCO Group of Companies protect millions of homes, businesses, institutions and people around the globe.

Since 1969, NAPCO has enjoyed a heritage in the professional security community for advanced technology and high quality. Further, the Company possesses an expertise and sales presence in multiple product areas that enhances its sales leverage and opportunity in the overall market.



A further advantage of our Group of Companies is their collective expertise in varied specialized technologies, enabling the development of unique products which actually create new markets.

Some examples of the technological expertise we possess are: Home/Business systems integration and automation, LAN/WAN & RS232 communications, biometrics, voice synthesis, microcomputerization, RF wireless, infrared and more.

Because we are unique, our Group of Companies has built many of the industry's best-known brand names, such as NAPCO, ALARM LOCK and CONTINENTAL INSTRUMENTS.

Today, the NAPCO Group of Companies is well-positioned to capture a greater share of the expanding $25 billion global security marketplace and better serve society in its most trusted role — protecting people and property through technology.

3-YEAR SHARE PERFORMANCE OF NSSC
(In Dollars)


$ 11.00
10.00
9.00
8.00
7.00
6.00
5.50
5.00
4.50
4.00
3.50
3.00
Jul
Oct
Apr
Jul
Oct
Apr
Jul
Oct
Apr
2001
2002
2003
Source: Nasdaq.com charting

BOOK VALUE PER SHARE
(In Dollars — with 2002 Restated)


$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2001
2002
2003

Selected Financial Data

Years ended or at June 30,	**2003***	2002*[1]	2001*	2000	1999
(in thousands, except per share data)		*(Restated)*			
Statement of Earnings Data:					
Net sales	**$57,340**	$55,836	$54,771	$53,946	$50,875
Gross profit	**15,401**	14,717	14,317	13,198	11,777
Income from operations	**2,225**	2,817	1,859	3,122	1,911
Net income[2]	**1,010**	1,575	251	2,010	2,493
Cash Flow Data:					
Net cash flows provided by operating activities	**$6,482**	$7,091	$1,326	$2,822	$2,926
Net cash flows used in investing activities	**(752)**	(709)	(8,283)	(1,221)	(1,050)
Net cash flows (used in) provided by financing activities	**(5,436)**	(5,919)	5,610	(1,447)	(1,635)
Per Share Data:					
Net earnings per common share:					
Basic	**$.30**	$.47	$.07	$.57	$.71
Diluted	**$.28**	$.45	$.07	$.57	$.71
Weighted average common shares outstanding:					
Basic	**3,332,000**	3,342,000	3,464,000	3,495,000	3,493,000
Diluted	**3,584,000**	3,492,000	3,527,000	3,513,000	3,512,000
Cash dividends declared per common share[4]	**$.00**	$.00	$.00	$.00	$.00
Balance Sheet Data:					
Working capital[3]	**$28,843**	$31,812	$33,232	$35,280	$34,920
Total assets	**57,349**	60,752	63,677	55,529	55,787
Long-term debt	**14,100**	16,588	21,567	16,183	17,241
Stockholders' equity	**33,357**	34,528	32,944	33,359	31,328

* includes results of Continental Instruments, LLC which was acquired in July, 2000.

(1) See footnote 1 to the Consolidated Financial Statements.

(2) Net income results through 2001 included Amortization Expense related to goodwill. See Note 1 to Consolidated Financial Statements.

(3) Working capital is calculated by deducting Current Liabilities from Current Assets.

(4) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be authorized by the Company's primary lender.

OPERATING INCOME, INCOME BEFORE INCOME TAXES, NET INCOME
(In Thousands)



$3,000
$2,750
$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
OPERATING INCOME
INCOME BEFORE INCOME TAXES
NET INCOME
2001
2002
2003

NET SALES
(In Thousands)



$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$6,000
$0
2001
2002
2003

To Our Shareholders

Dear Shareholders:

We live in an increasingly security-focused world, constantly reminded by the media that those with evil intent can strike anywhere and threaten our security at any time, even in the relative safety of our homes or businesses. By developing innovative security systems and solutions, NAPCO is in the forefront of the effort to protect lives and property worldwide.

Overall global demand for advanced, electronic security systems is on the rise, creating historic challenges and opportunities for NAPCO. By maintaining our industry leadership position in product innovation, manufacturing and global distribution, we will continue to enhance investor value.

During the past year, our Company continued to enhance its leadership position. Not only did we continue to strengthen the essential building blocks for long-term business growth, we also achieved important financial milestones, including record revenues.

In recent months, we also resolved an international tax matter which resulted in an adjustment to fiscal 2002 financial statements. We are glad to put this situation behind us, as it had no meaningful impact on our balance sheet or on the fundamental strength of our basic business.

Record Sales in 2003

Despite a soft economy and intense market competition, the Company achieved net sales for the fiscal year ended June 30, 2003 of $57,340,000, compared to $55,836,000 for the prior fiscal year. Operating income was $2,225,000 in fiscal 2003 versus $2,817,000 in fiscal 2002. Net income for fiscal 2003 was $1,010,000 (or $0.28 per share) compared to $1,575,000 (or $0.45 per share) in fiscal 2002. Per share calculations were based on 3,584,000 and 3,492,000 fully diluted weighted average shares outstanding in fiscal 2003 and 2002, respectively.

The Company's financial position remains strong. Operating activities generated approximately $6.5 million in net cash. Working capital was approximately $28.8 million with a current ratio of 4.2 to 1, and book value increased to $10.43 per share. Inventory levels continued to decline as a result of better inventory management, aggregating approximately $16.9 million, which is about $2 million below last year's level. Net borrowings decreased by $3.3 million, after accounting for approximately $2.4 million borrowings used to repurchase 250,000 shares of the Company's common stock.



Richard L. Soloway
Chairman, President, and CEO



NAPCO Gemini™ Deluxe English Language K-Series Keypad — A new model, in both standard and Signature styles, features enhanced ease of use, based on NAPCO's top-selling product.



NAPCO's Smart Motion Detector Family — encompasses two decades of engineering expertise to provide quick intruder detection, while simultaneously ignoring pets, animals, heaters, blowing drapes and other false sources.

Capitalizing on time-sensitive opportunities

As a leading supplier of high performance electronic security solutions, NAPCO is continually making the investments necessary to position ourselves for sustainable growth. This past year, we made several specific, strategic investments in order to capitalize on time-sensitive business opportunities. These investments concentrated on four key business sectors: (1) International Sales; (2) Homeland Security; (3) Advanced IT-compatible security products; and (4) Custom Manufacturing for large security installation companies. On a short-term basis these investments have impacted our financial results, but the return over the long-term should, in our estimation, more than compensate for the current modest shortfall. To have ignored these areas of opportunity would have meant substantially weakening NAPCO's future competitive position within the industry as well as limiting future growth in shareholder value.

Focusing on International Sales Growth

NAPCO has set the stage for continuing growth in international sales by augmenting our sales structure and strengthening our distribution network. We are now focused on the task of providing region-specific, innovative security solutions to unique international sales markets. International sales, which currently account for roughly 16% of total annual revenues, are a source of enormous untapped growth potential, as revenues from international security equipment sales are roughly equal to U.S. domestic sales, on an industry-wide basis. In addition, attainment of ISO 9001:2000 certification, a globally recognized symbol of quality, should have a positive impact on international sales, because many international customers will only purchase products that are ISO-certified.

Homeland Security

NAPCO, and the entire security industry, stands to benefit from recent Congressional appropriations for Homeland Security. Based upon our broad portfolio of GSA-approved burglar and fire alarms and access control systems, along with our extensive network of government and military qualified installers, NAPCO is ideally positioned to win contracts associated with Homeland Security.

IT-Compatible Security Products

Security, fire and access control technologies are rapidly converging, creating new possibilities for IT-compatible solutions. NAPCO's new product development efforts are directed towards capitalizing on the increasing use of information systems used in monitoring, delivering and updating security-related information to end-users. Also, the integration of Internet compatibility into security products should lead to new value added products, enabling more interactivity between our security and access control systems.

Each year, NAPCO reinvests approximately 7% of its annual revenues on new product research and development. Over the past few years, our R&D spending has yielded a number of strategic patent protected products, which should lead to important sales growth opportunities in the future.

Strategic acquisitions have also played an integral role in new product development. In fiscal 2001, NAPCO acquired Continental Instruments, a well-known designer and manufacturer of access control systems that restrict passage through interior



Continental Card Access® 3000 Access Control System — The integrated solution for security, video, ID badging and access control.


ProxCard
Roy Yellowstone
ParkCorp.



Alarm Lock Trilogy® Access Keypad — with built-in Proximity Reader gives ID badge holders access thru any door, including "buzz in" with magnetic lock applications as well as any secured door.

To Our Shareholders

and exterior doors as well as high-security areas. Sales of Continental access control systems are expected to surge as corporate, government, and military facilities worldwide increase their spending to meet growing security challenges.

Custom Manufacturing

Another strategic growth initiative for NAPCO involves custom manufacturing for large security installation companies. Adding custom manufacturing to the product mix has served to increase capacity utilization at our manufacturing facilities, thus improving overall efficiencies and economies of scale. For example, NAPCO recently earned an exclusive multi-year contract from ADT Security Services, Inc. ("ADT") to manufacture their newest home security product innovation, the Safewatch® EZ. We are very excited about this opportunity, as ADT is the largest installer of security systems in the U.S., and their success with this new innovative security system could contribute meaningfully to ours. Sharing product design and manufacturing expertise with large security installation companies is not only potentially profitable, it serves to benefit all NAPCO brands, keeping us on the forefront of converging technologies.

Looking ahead

Already a $25 billion industry, experts predict that the security market will grow substantially in the future. Growing concerns over crime and international terrorism continue to create windows of opportunity for advanced security solutions.

Ideally positioned with what we believe is the industry's broadest and most technologically advanced line of security-related products, our near term outlook appears highly positive. Demand from distributors, independent dealers, integrators and locking professionals remains strong, and recent initiatives involving custom manufacturing are serving to improve top and bottom line performance.

Based upon an outstanding brand and product portfolio, supported by ongoing investments in R&D, our Company remains cautiously optimistic about the future. Assuming that the global economy remains stable, we believe that the upcoming year should bring above average growth, continued profitability, positive cash flow, and improved shareholder values.

Our continuing success has been the result of many coordinated efforts. We would like to thank all our employees for their hard work and dedication, our management team for their vision and diligence, our valued customers for their ongoing loyalty to NAPCO Security Group products, and our distinguished shareholders for their continued support.

From my perspective, I can think of no better opportunity than to be a security-focused business in an increasingly security-focused world.

Sincerely,

Richard Soloway

Richard L. Soloway
Chairman, President, and CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

Gemini, Trilogy, CardAccess, IQ Profiler, Smarterm, Superterm, Microterm and Miniterm are trademarks of NAPCO. Windows, Safewatch, HID, ProxCard and Nasdaq are trademarks of their respective companies.


Microterm

Continental Access Controllers — computerized control centers for access systems up to 4,096 doors. Renowned for reliability, these access controllers feature fully-distributed processing and unique on-board lightning protection and have recently been improved to accomodate faster badge processing speeds.


ProxCard

Alarm Lock Trilogy® PIN & PIN/Prox Locks — electronic high-security mortise locks permit access with PIN code and/or ID badges. Alarm Lock Trilogy can be PC-programmed to automatically lock or unlock on a daily or weekly schedule. These locks also log all entrants by name, time and date.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventory; goodwill; and income taxes.

Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of purchase. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns and allowances were 10%, 7% and 8% in fiscal 2003, 2002 and 2001, respectively.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

We had one major distributor customer that accounted for approximately $11,117,000 or 19%, of our consolidated net sales in fiscal 2003 and $3,787,000 or 22%, of our accounts receivable at June 30, 2003. This distributor customer sells products primarily within North America to several thousand alarm dealers. During the second quarter of fiscal 2004, the Company began the process of realigning its burglar alarm products distribution network which culminated in the termination of this distributor customer. The Company reallocated its burglar alarm products business across its extensive national network of independent distributors to improve service to its alarm dealers. The Company therefore does not believe that the termination of this distributor customer will have a material adverse effect on net sales, cash flows, and/or financial condition. There were no accounts receivable due from this distributor customer at the time the relationship with such distributor customer was terminated.

A second major customer accounted for approximately $3,878,000, or 22% of our accounts receivable at June 30, 2003.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $215,000 and $393,000 as of June 30, 2003 and 2002, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

Inventory

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

Goodwill

Goodwill is calculated as the excess of the cost of purchased businesses over the value of their underlying net assets. Commencing July 1, 2001, goodwill is no longer amortized.

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. These Statements establish financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, early application is permitted for entities with fiscal years beginning after March 15, 2001. The Company adopted this standard effective July 1, 2001 and, accordingly, those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer being amortized. This resulted in the exclusion of approximately $503,000 in amortization expense for the fiscal years ending June 30, 2003 and June 30, 2002. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, will be evaluated periodically for impairment.

On an annual basis, we test goodwill and other intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management. Additionally, we evaluate our recorded goodwill with the assistance of a third-party valuation firm.

Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. The provision (benefit) for income taxes represents U.S. Federal, State and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, NAPCO/Alarm Lock Grupo Internacional, S.A. ("NAPCO DR"), was not subject to tax in the United States, and as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for NAPCO DR. Accordingly, its income will be subject to taxation in the United States on a going forward basis.

In March 2003, NAPCO Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries as if it were a domestic corporation beginning July 1, 2001. This election is based on a recently enacted Internal Revenue Code ("Code") provision. As a result of this election, this subsidiary is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the recently enacted Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation per this Code section, and based on this Code exemption, the Company's tax return treated the transfer of approximately $27,000,000 of this subsidiary's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure that is inconsistent with the Code exemption described above. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. Nevertheless, as of June 30, 2002, the Company has removed the $2,225,000 deferred tax asset related to its net operating loss carryforward ("NOL") of $6,545,000. The NOL would have expired through 2017. As a result of the utilization of the NOL for book purposes, the Company has also eliminated the valuation allowance of $2,913,000 during the year ended June 30, 2002. The Company's tax provision utilizes estimates made by management and as such is subject to change as described in Note 1 to the Consolidated Financial Statements.

Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating activities during fiscal 2003 were adequate to meet the Company's capital expenditure needs and short and long-term debt obligations. The primary source of financing related to borrowings under a $18,000,000 secured revolving credit facility. The Company expects that cash generated from operations and cash available under the Company's bank line of credit will be adequate to meet its short-term liquidity requirements. The Company's primary internal source of liquidity is the cash flow generated from operations. As of June 30, 2003, the Company's unused sources of funds consisted principally of $1,794,000 in cash and approximately $6,487,000 which represents the unused portion of its secured revolving credit facility. The Company's management believes that current working capital, cash flows from operations and its revolving credit agreement will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2005.

In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory and certain other assets of NAPCO Security Systems, Inc., a first and second mortgage on the Company's headquarters in Amityville, New York and common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement. The revolving credit agreement will expire in January, 2005 and any outstanding borrowings are to be repaid or refinanced on or before that time. The Company plans to refinance this agreement prior to its expiration. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. During fiscal 2003, at certain dates the Company was not in compliance with certain covenants, but received waivers and amendments from its bank. As of June 30, 2003, the Company was not in compliance with one covenant related to the agreement described above for which it has received a waiver from its bank.

In May of 1998 the Company repurchased 889,576 shares of NAPCO common stock for $5.00 per share from one of its co-founders, Kenneth Rosenberg. $2.5 million was paid at closing with the balance of the purchase price to be paid over a four (4) year period pursuant to an interest-bearing note. The portion of the purchase price paid at closing was financed by the Company's primary bank and was repaid over a five (5) year period. At the closing, Mr. Rosenberg retired as President and Director of the Company but is available to the Company pursuant to a consulting agreement. The repurchase agreement also provides that Mr. Rosenberg will not compete with the Company for a ten (10) year period.

In November 2000 the Company adopted a stock repurchase program. As amended, this program authorizes the Company to repurchase up to 205,000 shares of its common stock. As of June 30, 2003 the Company had repurchased 202,605 shares under this program.

In January 2003, the Company repurchased 250,000 shares of its common stock from two shareholders, unaffiliated with the Company, at $9.75 per share, a discount from its then current trading price of $10.01. The transaction was approved by the board of directors and the purchase price of $2,437,500 was financed through the Company's revolving line of credit and a new five (5) year term loan from its primary lender for $1,250,000. This term loan is being repaid in 60 equal monthly installments commencing on April 30, 2003.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

	2003	2002	2001
Current Ratio	**4.2 to 1**	4.5 to 1	4.7 to 1
Sales to Receivables	**3.3 to 1**	3.0 to 1	3.2 to 1
Total Debt to Equity	**.5 to 1**	.6 to 1	.8 to 1

As of June 30, 2003, the Company had no material commitments for purchases or capital expenditures, except as discussed below.

On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On July 27, 2000, the Company signed an Asset Purchase Agreement to acquire the net assets of Continental Instruments, LLC ("Continental") for a purchase price of $7,522,500 in cash, plus future deferred payments of $1,700,000 in cash to be paid over 24 months, less subsequent purchase price adjustments of approximately $460,000. The Company financed the transaction with borrowings under a 60 Month Installment loan of $8,250,000. Continental designs and sells access control and other security control systems to dealers and distributors worldwide.

The acquisition described above has been accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed. Costs in excess of net assets acquired of approximately $7,768,000 have been allocated to goodwill.

Working Capital. Working capital decreased by $2,969,000 to $28,843,000 at June 30, 2003 from $31,812,000 at June 30, 2002. The decrease in working capital was primarily the result of debt reduction and purchase of treasury stock, as well as the reduction in Inventory and in Accounts Receivable as of June 30, 2003 as compared to June 30, 2002. These reductions resulted primarily from Company's improved management of its inventory and the reduction in Accounts Receivable as discussed below. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable. Accounts Receivable decreased by $888,000 to $17,425,000 at June 30, 2003 from $18,313,000 at June 30, 2002. This decrease resulted primarily from the timing of payments from some of the Company's customers and the decrease in 4th quarter sales in fiscal 2003 as compared to the same period in fiscal 2002.

Inventory. Inventory decreased by $2,041,000 to $16,922,000 at June 30, 2003 as compared to $18,963,000 at June 30, 2002. The decrease in inventory levels was primarily the result of the Company's improvement in production and delivery scheduling.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased by $177,000 to $5,186,000 as of June 30, 2003 as compared to $5,009,000 at June 30, 2002. This increase was due primarily to the timing of component part purchases closer to year end during fiscal 2003 as compared to fiscal 2002.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

Net Sales

Net sales in fiscal 2003 increased by 3% to $57,340,000 from $55,836,000 in fiscal 2002. The Company's sales growth was due primarily to increased domestic sales volume in the Company's burglar alarm product line.

Gross Profit
The Company's gross profit increased $684,000 to $15,401,000 or 26.9% of net sales in fiscal 2003 as compared to $14,717,000 or 26.4% of net sales in fiscal 2002. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the increase in sales as discussed above. Gross profit was also positively impacted by cost reductions of certain of the Company's raw material costs.

Expenses
Selling, general and administrative expenses increased by 11% to $13,176,000, or 23% of net sales in fiscal 2003 from $11,900,000, or 21% of net sales in fiscal 2002. This increase was due primarily to additional investment in the Company's sales force, primarily in the international and access control areas.

Other Expenses
Other expenses decreased $858,000 to $600,000 in fiscal 2003 as compared to $1,458,000 in fiscal 2002. This decrease was due primarily to the decrease in interest expense resulting from the Company's continued reduction of the outstanding principal on its outstanding debt as well as a decline in interest rates available to the Company. In addition, during the quarter ended September 30, 2002, the Company settled litigation which it had initiated as the plaintiff and realized a gain of approximately $210,000. This gain was recorded as Other Income during the quarter ended September 30, 2002.

Income Taxes
Benefit for income taxes changed by $831,000 to a provision of $615,000 in fiscal 2003 as compared to a benefit of $216,000 in fiscal 2002. The current year income tax provision relates primarily to the Company electing to treat its main foreign subsidiary as a U.S. Company for book and tax purposes.

Prior Period Adjustment
The Company's financial statements for the year ended June 30, 2002 have been restated to reflect an adjustment of its income tax provision related to the taxation of one of the Company's foreign subsidiaries, NAPCO DR. As further described in Note 6 to The Consolidated Financial Statements, in March 2003, the Company made an election with the filing of its income tax return for the fiscal year ended June 30, 2002. As a result, the tax provision and related deferred tax balance sheet accounts have been restated. See Note 1 to the Consolidated Financial Statements.

Fiscal 2002 Compared to Fiscal 2001

Net Sales
Net sales in fiscal 2002 increased by 2% to $55,836,000 from $54,771,000 in fiscal 2001. The Company's sales growth was due primarily to increased sales in the Company's Continental access control product line, which was acquired in July 2000.

Gross Profit
The Company's gross profit increased $400,000 to $14,717,000 or 26.4% of net sales in fiscal 2002 as compared to $14,317,000 or 26.1% of net sales in fiscal 2001. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the increase in sales of the Continental access control products as well the positive shift in product mix due to the higher margins associated with, in general, the Continental product lines. Gross profit was also positively impacted by cost reductions of certain of the Company's raw material costs.

Expenses
Selling, general and administrative expenses decreased by 5% to $11,900,000 in fiscal 2002 from $12,458,000 in fiscal 2001. This decrease was due primarily to the elimination of approximately $503,000 of amortization expense relating to Goodwill as described above.

Other Expenses
Other expenses decreased $175,000 to $1,458,000 in fiscal 2002 as compared to $1,633,000 in fiscal 2001. This decrease was due primarily to the decrease in interest expense resulting from the Company's continued reduction of the outstanding principal on its outstanding debt. Other income in fiscal 2001 included an insurance settlement of approximately $175,000.

Income Taxes
Benefit for income taxes changed by $191,000 to a benefit of $216,000 in fiscal 2002 as compared to a benefit of $25,000 in fiscal 2001. The current year income tax benefit relates primarily to the Company's foreign operations in the Dominican Republic. The prior year income tax benefit of $25,000 related primarily to revisions to the Company's estimated valuation allowance on deferred income taxes.

Forward-Looking Information
This Annual Report and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. Factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, inability to refinance, adverse tax consequences of offshore operations, distribution problems, unforeseen environmental liabilities and the uncertain military, political and economic conditions in the world. These and other risks are detailed in Part I, Item 1 and elsewhere in the Company's Form 10-K. The Company assumes no obligation to update publicly the Forward-Looking Statements contained herein, whether as a result of new information, future events or otherwise, except as may be required by law.

Quantitative And Qualitative Disclosures About Market Risk
The Company's principal financial instrument is long-term debt (consisting of a revolving credit and term loan facility) that provides for interest at a spread below the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. A significant rise in the prime rate could materially adversely affect the Company's business, financial condition and results of operations. At June 30, 2003, an aggregate principal amount of approximately $15,000,000 was outstanding under the Company's credit facility and term loans with a weighted average interest rate of approximately 4%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $150,000 in interest that year. In October 2000, the Company entered into an interest rate swap to maintain the value-at-risk inherent in its interest rate exposures. This instrument expired on October 30, 2002.

Where appropriate, the Company requires that letters of credit be provided on foreign sales. In addition, a significant number of transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could have a material adverse affect on the Company's business, financial condition and results of operations.

Consolidated Balance Sheets

June 30,	2003	2002
(in thousands, except share data)		*(Restated —Note 1)*
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 1,794**	$ 1,500
Accounts receivable, less reserve for doubtful accounts of $215 and $393, respectively	**17,425**	18,313
Inventories	**16,922**	18,963
Prepaid expenses and other current assets	**525**	913
Deferred income taxes	**1,253**	1,184
Total current assets	**37,919**	40,873
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization of $16,696 and $15,288, respectively	**9,466**	9,964
GOODWILL, net	**9,686**	9,686
OTHER ASSETS	**278**	229
Total assets	**$57,349**	$60,752
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	**$1,900**	$2,664
Accounts payable	**3,374**	2,672
Accrued expenses	**1,812**	2,337
Accrued salaries and wages	**1,501**	1,388
Accrued income taxes	**489**	—
Total current liabilities	**9,076**	9,061
LONG-TERM DEBT	**14,100**	16,588
DEFERRED INCOME TAXES	**816**	575
Total liabilities	**23,992**	26,224
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01 per share; Authorized 21,000,000 shares; issued 6,069,752 and 6,004,252 shares, respectively; outstanding 3,198,696 and 3,383,196 shares, respectively	**61**	60
Additional paid-in capital	**1,342**	1,082
Retained earnings	**39,813**	38,803
Less: Treasury stock, at cost; 2,871,056 and 2,621,056 shares, respectively	**(7,859)**	(5,417)
Total stockholders' equity	**33,357**	34,528
Total liabilities and stockholders' equity	**$57,349**	$60,752

**See accompanying notes to consolidated financial statements.*

Consolidated Statements of Income

Years Ended June 30,	2003	2002	2001
(in thousands, except share and per share data)		*(Restated —Note 1)*	
NET SALES	**$ 57,340**	$ 55,836	$ 54,771
COST OF SALES	**41,939**	41,119	40,454
Gross profit	**15,401**	14,717	14,317
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**13,176**	11,900	12,458
Operating income	**2,225**	2,817	1,859
OTHER INCOME (EXPENSE):			
Interest expense, net	**(727)**	(1,409)	(1,816)
Other, net	**127**	(49)	183
	(600)	(1,458)	(1,633)
Income before for income taxes	**1,625**	1,359	226
PROVISION (BENEFIT) FOR INCOME TAXES	**615**	(216)	(25)
Net income	**$ 1,010**	$ 1,575	$ 251
EARNINGS PER SHARE:			
Basic	**$ 0.30**	$ 0.47	$ 0.07
Diluted	**$ 0.28**	$ 0.45	$ 0.07
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:			
Basic	**3,332,000**	3,342,000	3,464,000
Diluted	**3,584,000**	3,492,000	3,527,000

**See accompanying notes to consolidated financial statements.*

Consolidated Statements of Stockholders' Equity

Years Ended June 30, 2003, 2002 and 2001	Common Stock Number of shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Number of Shares	Treasury Stock Amount	Total
			(in thousands, except share data)				
BALANCE AT JULY 1, 2000	5,917,352	59	$772	$ 36,977	2,418,451	$(4,449)	$33,359
Purchase of treasury shares	—	—	—	—	153,805	(725)	(725)
Exercise of employee stock options	21,500	—	59	—	—	—	59
Net income	—	—	—	251	—	—	251
BALANCE AT JUNE 30, 2001	5,938,852	59	831	37,228	2,572,256	(5,174)	32,944
Purchase of treasury shares	—	—	—	—	48,800	(243)	(243)
Exercise of employee stock options	65,400	1	251	—	—	—	252
Net income (Restated — Note 1)	—	—	—	1,575	—	—	1,575
BALANCE AT JUNE 30, 2002 (Restated — Note 1)	6,004,252	60	1,082	38,803	2,621,056	(5,417)	34,528
Purchase of treasury shares	—	—	—	—	250,000	(2,442)	(2,442)
Exercise of employee stock options	65,500	1	260	—	—	—	261
Net income	—	—	—	1,010	—	—	1,010
BALANCE AT JUNE 30, 2003	**6,069,752**	**$ 61**	**$ 1,342**	**$39,813**	**2,871,056**	**$(7,859)**	**$33,357**

**See accompanying notes to consolidated financial statements.*

Consolidated Statements of Cash Flows

Years Ended June 30,	2003	2002	2001
(in thousands)		*(Restated —Note 1)*	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$1,010**	$ 1,575	$ 251
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,294**	1,529	2,032
Provision for doubtful accounts	**16**	45	78
Deferred income taxes	**173**	(117)	(69)
Changes in operating assets and liabilities, net of affect from acquisition of business resulting from increases and decreases in:			
Accounts receivable	**872**	(1,418)	1,702
Inventories	**2,041**	4,271	(3,159)
Prepaid expenses and other current assets	**366**	4	217
Other assets	**(90)**	167	(77)
Accounts payable, accrued expenses, accrued salaries and wages, and accrued income taxes	**800**	1,035	351
Net cash provided by operating activities	**6,482**	7,091	1,326
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of business, net of cash acquired	**—**	—	(7,248)
Purchases of property, plant and equipment, net	**(752)**	(709)	(1,035)
Net cash used in investing activities	**(752)**	(709)	(8,283)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on long-term debt	**(7,505)**	(6,128)	(4,774)
Proceeds from long-term debt	**4,250**	200	11,050
Purchase of treasury stock	**(2,442)**	(243)	(725)
Proceeds from exercise of employee stock options	**261**	252	59
Net cash (used in) provided by financing activities	**(5,436)**	(5,919)	5,610
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**294**	463	(1,347)
CASH and cash equivalents, beginning	**1,500**	1,037	2,384
CASH and cash equivalents, ending	**$1,794**	$1,500	$1,037
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid, net	**$733**	$1,403	$2,121
Income taxes paid	**15**	$ 10	$ 21

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business
NAPCO Security Systems, Inc. and subsidiaries (the Company) is engaged principally in the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use.

Principles of Consolidation
The consolidated financial statements include the accounts of NAPCO Security Systems, Inc. and all of its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, concentration of credit risk, inventories, goodwill and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include approximately $223,000 and $306,000 of short-term time deposits at June 30, 2003 and 2002, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of June 30, 2003 and 2002.

Inventories
Inventories are valued at the lower of cost (using the first-in, first-out method) or market.

Property, Plant, and Equipment

Property, plant, and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Goodwill

Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

In accordance with SFAS No. 142, the Company completed its transitional impairment testing of intangible assets during the first quarter of fiscal 2002. That effort, and preliminary assessments of the Company's identifiable intangible assets, indicated that no adjustment would be required upon adoption of this pronouncement. The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The adoption of this statement resulted in the exclusion of approximately $503,000 in amortization expense for the fiscal years ended June 30, 2003 and 2002. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is not impaired.

The following table presents adjusted net earnings and earnings per share data restated to include the retroactive impact of the adoption of SFAS No. 142:

	Year Ended June 30, 2001
	(In thousands, except per share data)
Reported net income	$251
Add back: Goodwill amortization, net of tax	467
Pro Forma Net Income	$718
Basic net earnings per common share:	
Reported net earnings per share before SFAS No. 142	$0.07
SFAS No. 142 effect, net of tax	0.14
Pro forma Net Earnings Per Share	$0.21
Diluted net earnings per common share:	
Reported net earnings per share before SFAS No. 142	$0.07
SFAS No. 142 effect, net of tax	0.13
Pro forma Net Earnings Per Share	$0.20

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin Topic 13, Revenue Recognition, the Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectibility is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and the amount of reserves established for anticipated sales returns.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of income and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2003, 2002 and 2001 was $1,336,000, $1,084,000 and $972,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $4,516,000, $4,239,000 and $4,220,000 were charged to expense for the fiscal years ended June 30, 2003, 2002 and 2001, respectively and are included in "Selling, General and Administrative" expenses in the consolidated statements of income.

Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. Net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. If the Company determines that a deferred tax asset will not be realizable or that a previously reserved deferred tax asset will become realizable, an adjustment to the deferred tax asset will result in a reduction of, or increase to, earnings at that time. The provision (benefit) for income taxes represents U.S. Federal, state and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, NAPCO/Alarm Lock Group International, S.A. ("NAPCO DR"), was not subject to tax in the United States, as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for NAPCO DR. Accordingly, its income will be subject to taxation in the United States on a going forward basis.

Prior Period Adjustment

The Company's financial statements for the year ended June 30, 2002 have been restated to reflect an adjustment of its income tax provision related to the taxation of one of the Company's foreign subsidiaries, NAPCO DR. As further described in Note 6, in March 2003, the Company made an election with the filing of its income tax return for the fiscal year ended June 30, 2002. As a result, the tax provision and related deferred tax balance sheet accounts have been restated. The effect of this restatement for the fiscal year ended June 30, 2002 is as follows:

Prior Period Adjustment

	June 30, 2002	
	As Previously Reported	As Restated
	(In thousands, except per share data)	
Balance Sheet		
Deferred income taxes — asset	$ 1,032	$ 1,184
Deferred income taxes — liability	539	575
Total stockholders' equity	34,294	34,528
Statement of Income		
Provision (benefit) for income taxes	$ 18	$ (216)
Net income	1,341	1,575
Earnings per share — basic	0.40	0.47
Earning per share — diluted	0.38	0.45

Earnings Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net income			Weighted Average Shares			Net income per share		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Basic EPS:	**$1,010**	$1,575	$251	**3,332**	3,342	3,464	**$ 0.30**	$ 0.47	$0.07
Effect of Dilutive Securities:									
Employee stock options	—	—	—	**252**	150	63	**(0.02)**	(0.02)	—
Diluted EPS:	**$1,010**	$1,575	$251	**3,584**	3,492	3,527	**$ 0.28**	$ 0.45	$0.07

Options to purchase 28,000, 25,000 and 149,500 shares of common stock for the three fiscal years ended June 30, 2003, 2002 and 2001, respectively, were not included in the computation of Diluted EPS because the exercise prices exceeded the average market price of the common shares for the respective periods and, accordingly, their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company has elected to continue to apply the intrinsic value method of accounting set forth in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, while providing the required pro forma disclosures as if the fair value method of SFAS No. 123 had been applied.

Under the intrinsic value method, no compensation expense is recognized if the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant. Accordingly, no compensation cost has been recognized on options granted to employees. SFAS No. 123, requires that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company's stock option programs had been determined in accordance with the fair value method prescribed therein. The Company adopted the disclosure portion of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure requiring quarterly SFAS No. 123 pro forma disclosure. The following table illustrates the effect on net earnings and earnings per common share as if the fair value method had been applied to all outstanding awards in each period presented:

	Year Ended June 30,		
	2003	2002	2001
	(In thousands, except per share data)		
Net income, as reported	**$1,010**	$1,575	$251
Deduct: Total stock-based employee compensation expense determined under fair value method forall awards, net of related tax effects	**329**	376	265
Pro forma net income	**$ 681**	$1,199	$ (14)
Earnings per common share:			
Net earnings per common share — Basic, as reported	**$0.30**	$0.47	$0.07
Net earnings per common share — Basic, pro forma	**$0.20**	$0.36	$0.00
Net earnings per common share — Diluted, as reported	**$0.28**	$0.45	$0.07
Net earnings per common share — Diluted, pro forma	**$0.19**	$0.34	$0.00

Stock-Based Compensation, continued

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rates	**2.71%**	3.50%	6.06%
Expected lives	**5 years**	5 years	5 years
Expected volatility	**42%**	43%	42%
Expected dividend yields	**0%**	0%	0%

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the three years ended June 30, 2003.

Comprehensive Income

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established rules for the reporting of comprehensive income and its components. For the fiscal years ended June 30, 2003, 2002 and 2001, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

Segment Reporting

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Pursuant to this pronouncement, the reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in note 12, and no additional segment data has been presented.

Fair Value of Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the financial statements where the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At June 30, 2003 and 2002, management of the Company believes the carrying value of all financial instruments approximated fair value.

Shipping and Handling Revenues and Costs
In July 2000, the Emerging Issues Task Force (EITF) reached a consensus with respect to EITF Issue No. 00-10, Accounting for Shipping and Handling Revenues and Costs. The consensus reached was that all shipping and handling billed to customers is revenue and the costs associated with these revenues may be classified as either cost of sales, or selling, general, and administrative costs, with footnote disclosure as to classification of these costs. This standard required a restatement of prior periods for changes in classification. Beginning fiscal 2001, the Company records the amount billed to customers in net sales and classifies the costs associated with these revenues in cost of sales.

Derivative Instruments and Hedging Activities
Effective July 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These statements established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value.

In October 2000, the Company entered into an interest rate swap to maintain the value-at-risk inherent in its interest rate exposures. This financial instrument expired in October 2002. This transaction met the requirements for cash flow hedge accounting, as the instrument was designated to a specific debt balance. Accordingly, any gain or loss associated with the difference between interest rates was included as a component of interest expense. The Company does not hold or enter into derivative financial instruments for trading or speculative purposes.

New Accounting Pronouncements
In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It specifically requires that mandatorily redeemable instruments, instruments with obligations to issue a variable number of the issuer's own equity shares, be classified as a liability. Initial and subsequent measurements of the instruments differ based on the characteristics of each instrument and as provided for in the statement. SFAS No. 150 is effective for all freestanding financial instruments entered into or modified after May 31, 2003 and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 will have no impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statement periods ending after December 15, 2002. The Company adopted the disclosure requirements of this interpretation in the fiscal quarter ended March 31, 2003. The adoption of this interpretation did not have a material impact on its consolidated balance sheet, results of operations or cash flows. The Company recognizes the estimated cost associated with its standard warranty on products at the time of sale. The estimate is based on historic as well as current return rates and experience. The changes in the Company's accrued warranty obligation for the period was immaterial.

In January 2003, as revised December 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. FIN 46 is effective for the periods ending after December 15, 2003 for certain types of entities and after March 15, 2004 for other types of entities. The Company does not expect the adoption of FIN 46 will have a material effect on its consolidated financial statements.

NOTE 2 - Acquisition of Business

On July 27, 2000, the Company acquired Continental Instruments LLC (Continental), a manufacturer and distributor of access control and security management systems. This acquisition was accounted for by the purchase method and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed at the date of the acquisition. The purchase price was $7,522,500 in cash, less subsequent purchase price adjustments of approximately $460,000, plus future deferred payments of $1,700,000 in cash to be paid over a period of 24 months. The acquisition was financed by an $8,250,000 loan from the Company's primary lender, to be repaid in 60 equal monthly installments. The loan is secured by a mortgage, guarantees, and other collateral. The excess of the aggregate purchase price over the fair value of net assets acquired of approximately $7,768,000 has been allocated to goodwill.

NOTE 3 - Business and Credit Concentrations

The Company had two customers (Customer A and B) with accounts receivable balances that aggregated 44% and 43% of the Company's accounts receivable at June 30, 2003 and 2002, respectively. The Company had one distributor customer (Customer A) that accounted for 19%, 17% and 18% of the Company's net sales in fiscal 2003, 2002 and 2001, respectively. During the past three fiscal years no other customer represented more than 10% of the Company's net sales.

NOTE 4 - Inventories

Inventories consist of the following:

June 30,	**2003**	2002
	(In thousands)	
Component parts	**$ 9,626**	$10,583
Work-in-process	**2,443**	3,308
Finished products	**4,853**	5,072
	$16,922	$18,963

NOTE 5 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

	June 30,		Useful Life
	2003	2002	In years
	(In thousands)		
Land	**$ 904**	$ 904	—
Buildings	**8,911**	8,911	30 to 40
Molds and dies	**4,360**	4,197	3 to 5
Furniture and fixtures	**1,223**	1,141	5 to 10
Machinery and equipment	**11,823**	11,316	7 to 10
Leasehold improvements	**191**	191	Shorter of the lease term or life of asset
	27,412	26,660	
Less: accumulated depreciation and amortization	**17,946**	16,696	
	$ 9,466	$ 9,964	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,254,000, $1,408,000 and $1,510,000 in fiscal 2003, 2002 and 2001, respectively.

NOTE 6 – Income Taxes

Provision (benefit) for income taxes consists of the following:

For the Years Ended June 30	2003	2002	2001
		(In thousands)	
Current income taxes:			
Federal	**$428**	$ —	$ —
State	**—**	—	21
Foreign	**15**	51	23
	443	51	44
Deferred income tax (benefit)	**172**	(267)	(69)
Provision (benefit) for income taxes	**$615**	$(216)	$(25)

The difference between the statutory U.S. Federal income tax rate and the Company's effective tax rate as reflected in the consolidated statements of income is as follows (dollars in thousands):

For the Years Ended June 30	2003		2002		2001	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Tax at Federal statutory rate	**$553**	**34.0%**	$ 462	34.0%	$ 77	34.0%
Increases (decreases) in taxes resulting from:						
State income taxes, net of Federal income tax benefit	**—**	**—**	—	—	(202)	(89.4)
Meals and entertainment	**55**	**3.4**	46	3.3	46	20.3
Amortization of nondeductible goodwill	**—**	**—**	—	—	36	15.9
Foreign source income and taxes	**19**	**1.1**	2,234	164.3	(890)	(393.8)
Valuation allowance	**—**	**—**	(2,913)	(214.2)	830	367.3
Other, net	**(12)**	**(.7)**	(45)	(3.3)	78	34.6
Provision (benefit) for income taxes	**$615**	**37.8%**	$ (216)	(15.9)%	$ (25)	(11.1)%

Deferred tax assets and deferred tax liabilities at June 30, 2003 and 2002 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-Term Deferred Tax Assets (Liabilities)	
	2003	2002	2003	2002
Accounts receivable	**$ 108**	$ 123	**$ —**	$ —
Inventories	**847**	736	**—**	—
Accrued liabilities	**249**	227	**—**	—
Goodwill	**—**	—	**(338)**	(169)
Property, plant and equipment	**—**	—	**(478)**	(455)
Alternative minimum tax credit	**49**	98	**—**	49
Net deferred taxes	**$1,253**	$1,184	**$(816)**	$(575)

In March 2003, NAPCO Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries, NAPCO DR, as if it were a domestic corporation beginning July 1, 2001. This election is based on a recently enacted Internal Revenue Code ("Code") provision. As a result of this election, NAPCO DR is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the recently enacted Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation per this Code section, and based on this Code exemption, the Company's tax return treated the transfer of approximately $27,000,000 of NAPCO DR's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure which is inconsistent with the Code exemption described above. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. Nevertheless, as of June 30, 2002, the Company has removed the $2,225,000 deferred tax asset related to its net operating loss carryforward ("NOL") of $6,545,000. The NOL would have expired through 2017. As a result of the utilization of the NOL for book purposes, the Company has also eliminated the valuation allowance of $2,913,000 during the year ended June 30, 2002. The Company's tax provision utilizes estimates made by management and as such may be subject to change as described in Note 1.

The 1998 through 2002 income tax returns of the United Kingdom subsidiary were examined by the United Kingdom Inland Revenue. The resultant tax liability of $33,000 most of which relates to 1999, is reflected in the revised June 30, 2002 financial statements.

NOTE 7 - Long-Term Debt

Long-term debt consists of the following:

June 30	2003	2002
	(In thousands)	
Revolving credit and term loan facility (a)	**$11,513**	$13,013
Notes payable (b)	**—**	500
Term loan (c)	**3,300**	5,225
Term loan (d)	**1,187**	—
Deferred acquisition costs, net (e)	—	514
	16,000	19,252
Less: current portion	**(1,900)**	(2,664)
	$14,100	$16,588

(a) In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory, the Company's headquarters in Amityville, New York and certain other assets of NAPCO Security Systems, Inc. and the common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement. At June 30, 2003, the interest rate on this debt was 2.93%. The revolving credit agreement will expire in January 2005 and any outstanding borrowings are to be repaid or refinanced on or before that time. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2003, the Company was not in compliance with one covenant related to the agreement described above for which it has received a waiver from its bank.

(b) In connection with the stock purchase agreement described in Note 9, the Company entered into a term-loan facility in May 1998 with its primary bank for a $2,500,000 term loan. Under the terms of the note, the loan was to be repaid in 60 equal monthly installments of $41,667, plus interest at 7.94%, beginning on July 1, 1998. The Company made its final payment during fiscal 2003.

In addition, the Company entered into a four-year term loan in the amount of $1,947,880 with its former president in connection with the stock purchase agreement. This note bears interest at 8% and payments began in April 1999. The Company made its final payment during fiscal 2003.

(c) On July 27, 2000, the Company entered into a five year $8,250,000 secured term loan with its primary bank in connection with the acquisition of Continental Instruments Systems, LLC. Under the agreement, the loan is to be repaid in 60 equal monthly installments of $137,500, plus interest. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2003, the Company was not in compliance with one covenant related to the agreement described above for which it has received a waiver from its bank.

The Company entered into an interest rate swap agreement to exchange floating rate for fixed rate interest payments periodically over the life of this agreement. The interest rate swap was designated as a cash flow hedge and the difference between interest paid and received was included as a component of interest expense. The swap contract had a fixed interest rate of 8.68% and terminated on October 30, 2002. The debt instrument bears interest at either the Prime Rate or an alternate rate based on LIBOR as described in the agreement. At June 30, 2003 the interest rate on the debt was 3.41%.

(d) In connection with the treasury stock repurchase described in Note 9, the Company entered into a five year $1,250,000 term loan from its primary bank. Under this agreement, the loan is to be repaid in 60 equal monthly installments of $20,833, plus interest at a variable rate as defined. At June 30, 2003, the interest rate on this debt was 3.28%.

(e) In connection with the Continental acquisition described in Note 2, the Company was required to make four scheduled future payments to the former owner, beginning on January 27, 2001 with a final payment, which was made on July 27, 2002. These payments were recorded at their present value using an interest rate of 7%. The difference between the present value and face value of the payments was accounted for as a debt discount and accreted to interest expense over the term of the payments.

Maturities of long-term debt are as follows:

Year Ending June 30	Amount
	(In thousands)
2004	$ 1,900
2005	13,413
2006	250
2007	250
2008	187
Total	$16,000

NOTE 8 - Stock Options

In November 1992, the stockholders approved a 10-year extension of the already-existing 1982 Incentive Stock Option Plan (the 1992 Plan). The 1992 Plan authorized the granting of awards, the exercise of which would allow up to an aggregate of approximately 816,000 shares of the Company's common stock to be acquired by the holders of such awards. The 1992 Plan terminated in October 2002. As of June 30, 2003, there were 491,000 stock options granted to employees and directors of which 395,000 were exercisable.

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 340,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees, officers and employee directors. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to employees and directors for terms of up to 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2003, 151,000 stock options were granted, 189,000 stock options were available for grant, and 30,000 stock options were exercisable under this plan.

The following table reflects activity under the 1992 and 2002 Plans for the fiscal years ended June 30:

	2003		2002		2001	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	**558,700**	**$3.71**	576,850	$3.51	499,850	$3.33
Granted	**161,000**	**9.80**	56,000	5.95	109,500	4.18
Exercised	**(65,500)**	**3.98**	(65,400)	3.85	(22,000)	2.64
Forfeited	**(3,000)**	**3.88**	(2,000)	3.88	(6,000)	3.79
Canceled/lapsed	**(9,000)**	**3.88**	(6,750)	3.87	(4,500)	2.64
Outstanding at end of year	**642,200**	**$5.21**	558,700	$3.71	576,850	$3.51
Exercisable at end of year	**425,200**	**$3.92**	365,980	$3.49	312,610	$3.47
Weighted average fair value of options granted	**$3.90**		$2.45		$1.76	

The following table summarizes information about stock options outstanding at June 30, 2003:

	Options outstanding			**Options exercisable**	
Range of exercise prices	Number outstanding at June 30, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2003	Weighted average average exercise price
$3.00 to $3.86	312,900	0.8	$3.07	295,100	$3.07
$3.87 to $3.99	43,200	2.0	3.88	25,400	3.88
$4.00 to $6.38	125,100	2.5	5.09	72,500	4.83
$6.39 to $10.16	161,000	4.8	9.80	32,200	9.80
	642,200	2.23	$5.21	425,200	$3.92

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 nonemployee stock option plan (the 2000 Plan) to encourage nonemployee directors and consultants of the Company to invest in the Company's stock. The 2000 Plan provides for the granting of nonqualified stock options, the exercise of which would allow up to an aggregate of 50,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provides that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable at 20% per year and expire five years after the date of grant. The Company has adopted SFAS No. 123 to account for stock-based compensation awards granted to nonemployee consultants, under which a compensation cost is recognized for the fair value of the options granted as of the date of grant. Under this plan, as of June 30, 2003, 2002 and 2001, 40,000 options were granted to directors with a weighted average exercise price of $4.13 and a weighted average remaining contractual life at June 30, 2003 of 2.2 years. There were no options exercised, cancelled, or forfeited under the 2000 Plan during the years ended June 30, 2003, 2002 and 2001. As of June 30, 2003, 2002 and 2001, respectively, 24,000, 16,000 and 8,000 stock options were exercisable under this plan. No compensation expense was recorded for stock options granted to directors.

NOTE 9 - Stock Purchase

On May 28, 1998, the Company entered into a stock purchase agreement with its former president, which called for the purchase by the Company of all the shares of the Company's common stock held by the former president (889,576 shares) at a price of $5 per share, in connection with the former president's retirement. The agreement also contained consulting and noncompete agreements, each with a period of ten years. Upon closing, $2,500,000 of the purchase price was paid to the former president with the proceeds of the term loan described in note 7(b). The remaining purchase price was paid over a 4 year period according to the terms of a note issued to the former president. The common stock purchased is included in treasury stock as of June 30, 2003 and 2002.

In January 2003, the Company repurchased 250,000 shares of its common stock from two stockholders, unaffiliated with the Company, at $9.75 per share, a discount from its then current trading price of $10.01. The transaction was approved by the board of directors and the purchase price of $2,437,500 was financed through the Company's revolving line of credit and a new five year term loan from its primary bank for $1,250,000. The term loan is being repaid in 60 equal monthly installments commencing on April 30, 2003.

NOTE 10 - 401(k) Plan

The Company maintains a 401(k) plan covering all U.S. employees with one or more years of service. The plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The Company provides for matching contributions of 50% of the first 2% of employee contributions. Company contributions to the plan totaled approximately $73,000, $70,000, and $63,000 for the fiscal years ended 2003, 2002 and 2001, respectively.

NOTE 11 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2010. Minimum lease payments through the expiration dates of these leases, with the exception of the land lease referred to below, are as follows:

Year Ending June 30	Amount
2004	$139,000
2005	96,000
2006	77,000
2007	43,000
2008	35,000
Thereafter	62,000
Total	$452,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $321,000, $319,000 and $432,000 for the three fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

Letters of Credit

At June 30, 2003, the Company was committed for approximately $464,000 under open commercial letters of credit.

Litigation

In August 2001, the Company became a defendant in a product related lawsuit, in which the plaintiff seeks damages of approximately $17,000,000. This action is being defended by the Company's insurance company on behalf of the Company. Management believes that the action is without merit and plans to have this action vigorously defended.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2003, the Company was obligated under four employment agreements and one severance agreement. Compensation under the agreements includes annual salaries approximating $1,047,000. The employment agreements provide for annual bonuses based upon sales and profits, or a formula to be determined by the Board of Directors, and various severance payments as defined in each agreement. One agreement, with current annual compensation of $453,000, includes additional compensation of 100,000 stock options that vest 20% per year or upon a change in control, as defined, and a termination payment in an amount equal to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined. The employment agreements expire at various times through June 2008.

NOTE 12 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The Company observes the provisions of SFAS No. 131. The following represents selected consolidated geographical data for the fiscal years ended June 30, 2003, 2002, and 2001:

	2003	2002	2001
		(In thousands)	
Sales to external customers[1]:			
Domestic	**$47,965**	$46,652	$44,819
Export	**9,375**	9,184	9,952
	$57,340	$55,836	$54,771
Identifiable assets:			
United States	**$39,005**	$40,955	$38,282
Foreign[2]	**18,344**	19,797	25,395
	$57,349	$60,752	$63,677

(1) All of the Company's sales occur in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total net sales.

(2) Foreign identifiable assets consist primarily of inventories and fixed assets, which are located at the Company's principal manufacturing facility in the Dominican Republic.

Report of Independent Public Accountants

The Audit Committee of the Board of Directors and Stockholders
NAPCO Security Systems, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NAPCO Security Systems, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2001 consolidated financial statements of NAPCO Security Systems, Inc. were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision included in Note 1 to the financial statements, in their report dated September 28, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the financial position of NAPCO Security Systems, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of NAPCO Security Systems, Inc. were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of July 1, 2001. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

As discussed in Note 1, the Company's financial statements for the year ended June 30, 2002 have been restated to reflect an adjustment of its income tax provision related to the taxation of the Company's foreign subsidiary.

Marcum & Kliegman LLP

Marcum & Kliegman LLP
Woodbury, New York
January 26, 2004

To NAPCO Security Systems, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NAPCO Security Systems, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAPCO Security Systems, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Melville, New York
September 28, 2001

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our filing on Form 10-K for the fiscal year ended June 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report.

Market for the Registrant's Common Stock and Related Security Holder Matters

Principal Market

NAPCO's Common Stock became publicly traded in the over-the-counter ("OTC") market in 1972. In December 1981, the Common Stock was approved for reporting by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "NSSC", and in November 1984 the Common Stock was designated by NASDAQ as a National Market System Security.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ National Market System.

	Fiscal 2003				Fiscal 2004	
Quarter Ended	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Common Stock						
High	$9.24	$10.19	$10.20	$9.47	$9.75	$8.95
Low	$5.58	$8.60	$7.61	$7.50	$8.55	$7.25

	Fiscal 2002			
Quarter Ended	Sept. 30	Dec. 31	March 31	June 30
Common Stock				
High	$5.95	$6.91	$5.99	$7.22
Low	$4.75	$5.00	$5.16	$5.62

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of January 16, 2004 was 161 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past three years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any dividends must be authorized by the Company's primary lender.

OFFICERS & DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations
and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales
and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering
Microcomputer Applications

Raymond Gaudio
Vice President of Engineering
Software Applications

DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Randy B. Blaustein, Esq.
Attorney and Author

Arnold B. Blumenthal
Vice President,
Government Security News

Kevin S. Buchel
Senior Vice President of Operations
and Finance and Treasurer

Donna A. Soloway
Industry Author & Publicist

Andrew J. Wilder
Officer of Israeloff,
Trattner & Company

COMMON STOCK LISTING

Nasdaq National Market®
(Symbol-"NSSC")

INVESTOR RELATIONS

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

TRANSFER AGENT

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

INDEPENDENT ACCOUNTANTS

Marcum & Kliegman LLP
130 Crossways Park Drive
Woodbury, NY 11797

LEGAL COUNSEL

Forchelli, Curto, Schwartz, Mineo,
Carlino & Cohn, LLP
330 Old Country Road
Mineola, NY 11501

PRIMARY BANK

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747



USA Headquarters & Plant 1
Amityville, NY



Plant 2
Dominican Republic,
Caribbean


NAPCO Group Europe Ltd.

Euro Sales and Warehouse
Warrington, UK

NAPCO

WWW.NAPCOSECURITY.COM